UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN SMOOTH WAVE VENTURES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

029673100

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2011

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. *

CUSIP No. 029673100	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAM MEI YING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 282,176,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 282,176,601
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,176,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.67%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The shares were obtained pursuant to the transactions described in Item 3, below.

(2) Based on 341,300,000 shares of common stock outstanding as reported by the issuer in its Schedule 14F-1 filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2011.

CUSIP No. 029673100	Page 3 of 5

Item 1.	Security and Issuer.

Common Stock of American Smooth Wave Ventures, Inc. (the “Issuer”), with a principal place of business located at Jiangtou Industrial Zone, Chendai Town, Jinjiang, Fujian Province, 362200, People’s Republic of China (the “PRC”)

Item 2.	Identity and Background.

(a)      This statement is filed on behalf of Lam Mei Ying (“Ms. Lam” or the “Reporting Person”).  The address of the Reporting Person’s principal business is Floor 2, Building 1, Kaiyuan Industrial Zone No.118, Jiangtou Village, Chendai Town, Jinjiang City, Fujian Province, PRC.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 21, 2011, pursuant to a share exchange agreement (the “Exchange Agreement”) by and among the Issuer, Ailibao International Investment Limited (“Ailibao International”), the holders of all outstanding shares of Ailibao International (the “Ailibao International Shareholders”), the Issuer acquired all of the outstanding shares of Ailibao International (the “Ailibao International Shares”) from the Ailibao International Shareholders, and the Ailibao International Shareholders transferred all of the Ailibao International Shares to the Issuer. In exchange, the Issuer issued to the Ailibao International Shareholders,  317,409,000 shares of common stock and to an introducing party, 6,826,000 shares of common stock, totaling 95% of the shares of common stock of the Issuer issued and outstanding after the Closing (the “Share Exchange”).  Of the 317,409,000 shares of common stock issued to the Ailibao International Shareholders, 282,176,601 shares were issued to the Reporting Person, who was a shareholder of Ailibao International at the time of the Share Exchange.

Item 4.	Purpose of Transaction.

Prior to the Share Exchange, the Issuer was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  As a result of the Share Exchange, the Issuer acquired Ailibao International, a British Virgin Islands company that, through its operating subsidiaries in the PRC, is in the business of producing sportswear.  Pursuant to the Exchange Agreement, the Reporting Person may be deemed to beneficially own all 282,176,601 shares of common stock of the Issuer, subject to the terms of the call option agreement described below.

On December 1, 2010, the Reporting Person entered into a call option agreement (the “Call Option Agreement”), which was subsequently amended on March 1, 2011, with Ding Baofu, Ding Changming, Ding Baojian, Ding Fung Ying, Huang Xiu Yan, Ding Mei Chi and Chen Ke Qing (collectively, the “Optionees”), whereby the Optionees were granted the right to purchase all 282,176,601 shares of common stock held by the Reporting Person.  Specifically, Ding Baofu, Ding Changming, Ding Baojian, Ding Fung Ying, Huang Xiu Yan, Ding Mei Chi and Chen Ke Qing were granted the right to purchase 73,956,297 shares of the Issuer’s common stock, 73,956,297 shares of the Issuer’s common stock, 73,956,297 shares of the Issuer’s common stock, 14,918,223 shares of the Issuer’s common stock, 14,918,223 shares of the Issuer’s common stock, 14,918,223 shares of the Issuer’s common stock and 15,553,041 shares of common stock, respectively.  The option vests and becomes exercisable according to the following schedule: (i) 30% if the Issuer’s net income for the first fiscal quarter of 2011 reaches $1,000,000; (ii) 30% if the Issuer’s net income for the second fiscal quarter of 2011 reaches $2,000,000 and (iii) the remaining 40% if the Issuer’s net income for the third fiscal quarter of 2011 reaches $3,000,000.  The option commences one month from effectiveness of a certain resale registration statement that may be filed by the Issuer and terminates on the one year anniversary of effectiveness.  The purchase price for the option shares is $0.00005 per share.

CUSIP No. 029673100	Page 4 of 5

Three of the Optionees, Ding Baofu, Ding Baojian, and Ding Changming, are shareholders of the Issuer’s operating entity, Fujian Jinjiang Chendai Ailibao Shoes & Clothes Co., Ltd.

Item 5.	Interest in Securities of the Issuer.

a)
The Reporting Person is the beneficial owner of 282,176,601 shares of common stock of the Issuer representing 82.67% beneficial ownership, subject to the terms and conditions set forth in the Call Option Agreement.

b)	The Reporting Person may be deemed to have the sole power to vote and dispose of 282,176,601 shares of the Issuer.

c)	The Reporting Person has not effected any transactions in the common stock of the Issuer in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.
10.1	Share Exchange Agreement, dated January 21, 2011, by and among Ailibao International, the Ailibao Shareholders, the Issuer, and MCC Profit Sharing Plan.*
10.2	Call Option Agreement, dated December 1, 2010, between Lam Mei Ying, Ding Baofu, Ding Changming, Ding Baojian, Ding Fung Ying, Huang Xiu Yan, Ding Mei Chi and Chen Ke Qing.*
10.3	Amended Call Option Agreement, dated March 1, 2011, between Lam Mei Ying, Ding Baofu, Ding Changming, Ding Baojian, Ding Fung Ying, Huang Xiu Yan, Ding Mei Chi and Chen Ke Qing.

*Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on January 21, 2011

CUSIP No. 029673100	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 2, 2011

/s/ Lam Mei Ying
Lam Mei Ying